

May 8, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between January 1, 2006 and March 31, 2006, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By Kish.

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

dw 5/31

ANNEX A

List of Documents published between January 1, 2006 and March 31, 2006

A Japanese Language Documents

1. Announcement of Environmental Plant Division to become a subsidiary dated January 31, 2006 (Press release)
(Exhibit 1, Summary English translation attached)

2. Flash financial results of the third quarter (on consolidated and non-consolidated basis) dated January 31, 2006 (Press release)
(Exhibit 2, Summary English translation attached)

3. Announcement of Director to change dated February 23, 2006 (Press release)
(Exhibit 3, Summary English translation attached)

Kawasaki

２００６年1月３１日

環境部門の分社独立について

川崎重工は、環境部門の分社独立について、次のとおり決定しましたので、お知らせします。

当社の環境事業については、２０００年１１月に策定した中期経営計画に基づいて、事業体質およびコスト競争力の強化を進めてきました。
しかしながら、発注量の低迷をはじめとする厳しい市場環境にあって、同事業の事業基盤を安定化させるためには、より迅速な事業競争力の向上が必要であると判断し、２００６年１０月１日をもって環境部門を分社独立させることを決定しました。

当社の環境事業は、事業を開始して以来、多様化しながら増え続ける都市ごみや産業廃棄物の処理およびリサイクルに関連する設備・機器の技術開発に 積極的に取り組み、事業の拡大を図ってきました。しかしながら、現在、発注量の低迷、価格競争の激化等の厳しい市場環境に直面しています。数年後には都市 ごみ焼却設備の更新需要が見込まれる等、市場環境は緩やかな回復が期待されますが、一方において、業界全体の厳しい状況は当面継続するものと見込まれま す。
そこで、環境事業について、分社独立を通じて、機動的な事業運営と効率的な経営を追求することで、事業体質およびコスト競争力の強化を図るとともに、豊 かな経験と実績に培われたコア技術を中心に新たな技術開発に経営資源を重点配分することにより、更なる飛躍・発展を目指します。地球環境保全の重要性がま すます高まっている今日、分社独立会社は廃棄物の再資源化技術、処理プロセスで発生する熱の有効利用技術を通じて地球温暖化の防止、循環型社会の構築に貢 献してまいります。

当社は分社独立会社に対して、営業・技術・資金を含む経営支援を行い、川崎重工グループとしての総合力の発揮、グループ全体の企業価値の向上に努めてまいります。

なお、同事業の分社独立の概要は次のとおりです。

（１）　対象となる事業

- 都市ごみ焼却プラント、産業廃棄物処理プラント、資源リサイクル設備、水処理施設等の設計・建設・販売ならびに修理等の事業（ガスタービン･機械カンパニーの環境ビジネスセンターが所掌する事業）
- ２００４年度売上高実績　４２３億円〔全社（単独）売上高比率　４．８％〕

（２）　分社の時期

２００６年１０月１日（予定）

（３）　分社の形態

当社１００％子会社の川重環境エンジニアリング（株）を承継会社とする簡易吸収分割（予定）

（４）　会社名、代表者

未定

（５）　株主資本

８５億円程度（当社１００％出資）

（６）　新会社の売上高見込み

４２０億円程度（２００６年度）

（ご参考）承継会社となる川重環境エンジニアリング（株）の現在の概要

・事業内容　：（１）環境関連施設に関する運転・保守・維持管理
（２）同上施設の工事管理、試運転および運転指導
（３）同上施設の設計、製図および技術管理

・所在地　：東京都江東区

・代表者　：取締役社長　岡部 信英

・設立年月日　：１９８６年6月４日

・資本金　：３０百万円

・売上高　：５９億円（２００４年度実績）

・従業員数　：６３１人（２００５年３月末）

EXHIBIT 1

Kawasaki's Environmental Plant Division to Become a Subsidiary

---

Tokyo, January 31, 2006 - Kawasaki Heavy Industries, Ltd. today announced that its Environmental Plant Division will be separated and merged with a wholly owned subsidiary, Kawasaki Environmental Plant Engineering, Co., Ltd. (KEE), on October 1, 2006.

Since entering the eco-market, Kawasaki has actively developed technologies to treat an increasing amount of diversified municipal and industrial waste, as well as developing recycling facilities and equipment. The Company has also been enhancing the operational structure and cost-competitiveness of its environmental business, as outlined in its medium-term business plan, established in November 2000.

However, the business has faced diminishing orders and fierce price competition in Japan, its main market. Although Kawasaki foresees a gradual recovery, in part due to the demand for replacements of existing plants, harsh market conditions are expected to continue for several more years. As a result, the Company has decided to separate the business.

The bolstered KEE, which will be renamed on October 1, will pursue greater management agility and efficiency to boost operations and achieve greater cost competitiveness, as well as to pursue greater selectivity and focus by concentrating corporate resources into the development of new and core technologies. As environmental conservation becomes an increasingly important issue in society, the new company is committed to contributing to the prevention of global warming and to building a sustainable society through its recycling technologies and more effective use of the waste heat generated during treatment processes.

Kawasaki will provide management support, including business opportunities, technology and funds, to the new company. Kawasaki has begun implementing policies that demonstrate the collective strength of the Kawasaki Heavy Industries Group, with the aim of further increasing the value of the Group as a whole.

Overview of New Company

Businesses to be transferred to the new company:	Design, construction, sales and repair of municipal refuse incineration plants, industrial waste treatment plants, recycling facilities, water treatment plants (businesses under the Environmental Plant Division of the Gas Turbine & Machinery Company) Sales in the fiscal year ended March 31, 2005 ¥42.3 billion
Date of separation:	October 1, 2006 (plan)
Scheme of separation:	Summary absorption-type demerger. Business will be acquired by the successor corporation, Kawasaki Environmental Plant Engineering Co., Ltd., a wholly owned subsidiary of Kawasaki. (planned)
Name and Representative:	TBD
Capital:	Approx. ¥8.5 billion (funded 100% by Kawasaki)
Projected Sales:	Approx. ¥42 billion for the fiscal year ending March 31, 2007

Kawasaki Report
川崎重工業株式会社 www.khi.co.jp
広報室 (東京) Tel. (03) 3435-2130
(神戸) Tel. (078) 371-9531

NO. 2005075 2006年1月31日

平成18年3月期第3四半期 財務・業績の概況（連結）

川崎重工は、平成18年3月期第3四半期（平成17年4月1日～平成17年12月31日）財務・業績の概況について、つぎのとおりお知らせいたします。

連結

（単位 億円）

	当第3四半期 (平成17年 4月 1日～平成17年12月31日)	前第3四半期 (平成16年 4月 1日～平成16年12月31日)	前連結会計年度 (平成16年4月 1日～平成17年3月31日)
受注高	8,348	8,589	13,018
売上高	8,895	8,197	12,415
営業利益	220	111	247
経常利益	166	114	210
税金等調整前当期純利益	132	135	205
当期純利益	84	68	114
1株当たり当期純利益	5.82円	4.74円	7.92円
総資産	12,591	11,996	11,944
株主資本	2,228	1,950	2,014



平成18年３月期 第３四半期 財務・業績の概況 （連結）

平成18年１月31日

上 場 会 社 名　川崎重工業株式会社　　上場取引所 東① 大① 名①

コード番号　7012　(URL http://www.khi.co.jp/)

代 表 者　役職名 取締役社長　氏 名 大橋 忠晴　本社所在都道府県 兵庫県

問合せ先責任者　役職名 財務経理部長　氏 名 髙尾 光俊

問合せ先窓口　広報室 TEL (03) 3435 - 2130

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　有
　法人税等の計上基準については、簡便な手続によっております。
②最近連結会計年度からの会計処理方法の変更の有無：　無
③連結及び持分法の適用範囲の異動の有無　：　有
　連結子会社数　94社　（新規）２社　（除外）７社
　持分法適用関連会社数　18社　（新規）３社　（除外）１社
④公認会計士又は監査法人による関与の状況　：　無

２．平成18年３月期第３四半期 財務・業績の概況（平成17年４月１日 ～ 平成17年12月31日）

(1)経営成績（連結）の進捗状況　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
18年3月期第3四半期	889,550	8.5	22,030	97.3	16,663	45.3	8,427	23.2
17年3月期第3四半期	819,747	5.6	11,161	-	11,466	-	6,840	-
（参考）17年3月期	1,241,591		24,744		21,044		11,478	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円 銭	円 銭
18年3月期第3四半期	5.82	4.88
17年3月期第3四半期	4.74	4.22
（参考）17年3月期	7.92	6.81

（注1）売上高、営業利益、経常利益、四半期（当期）純利益におけるパーセント表示は、対前第３四半期増減率です。
（注2）売上高以外の項目については、前第１四半期から開示を行なったため、前第３四半期の対前年同四半期増減率は記載しておりません。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第３四半期のわが国経済は、公共投資の低迷や原材料価格の高止まりといった要因もありましたが、企業収益の改善や需要増加により民間設備投資が増加するなど、緩やかな回復基調で推移しました。

このような経営環境の下で、当グループの当第３四半期の連結業績は、受注高は8,348億円、売上高は8,895億円を計上しました。利益については、経常利益は166億円となりました。

当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きく、官公庁案件などを中心に特に第４四半期に売上の計上が集中する傾向があります。

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年3月期第3四半期	1,259,153	222,851	17.6	150.21
17年3月期第3四半期	1,199,627	195,072	16.2	135.23
（参考）17年3月期	1,194,472	201,464	16.8	139.64

3．平成18年３月期の連結業績予想（平成17年４月１日 ～ 平成18年３月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,300,000	22,000	14,000

（参考）１株当たり予想当期純利益（通期） 9 円 43 銭

[連結業績予想に関する定性的情報等]

平成18年３月期の業績予想については、これまでのところ概ね計画通り推移しており、前回（10月28日）公表値から変更ありません。

本資料に記載されている業績予想につきましては、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。そのような要因としては、当グループを取り巻く政治・経済情勢、為替相場の変動、及び国内外の各種規制等が挙げられます。

要約連結損益計算書

（単位　百万円）

科目	当第３四半期 (平成17年４月１日から 平成17年12月31日まで)	前第３四半期 (平成16年４月１日から 平成16年12月31日まで)	比較増減	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
Ⅰ 売上高	889,550	819,747	69,803	1,241,591
Ⅱ 売上原価	772,183	715,351	56,831	1,088,218
売上総利益	117,366	104,395	12,971	153,373
Ⅲ 販売費及び一般管理費	95,336	93,233	2,102	128,629
営業利益	22,030	11,161	10,868	24,744
Ⅳ 営業外収益	8,894	8,636	257	11,020
1. 受取利息及び受取配当金	(2,975)	(2,605)	(370)	(3,240)
2. 持分法による投資利益	(-)	(637)	(△ 637)	(505)
3. その他	(5,918)	(5,393)	(524)	(7,274)
Ⅴ 営業外費用	14,261	8,331	5,929	14,720
1. 支払利息	(4,277)	(4,745)	(△ 467)	(6,295)
2. 持分法による投資損失	(145)	(-)	(145)	(-)
3. その他	(9,838)	(3,586)	(6,251)	(8,424)
経常利益	16,663	11,466	5,196	21,044
Ⅵ 特別利益	276	2,240	△ 1,963	2,864
Ⅶ 特別損失	3,705	153	3,551	3,345
税金等調整前四半期（当期）純利益	13,235	13,552	△ 317	20,564
法人税、住民税及び事業税	4,295	6,076	△ 1,781	15,868
法人税等調整額	-	-	-	△ 7,373
少数株主利益	512	636	△ 123	589
四半期（当期）純利益	8,427	6,840	1,587	11,478

（注１）当第３四半期の特別利益は、子会社株式売却益によるものです。

（注２）当第３四半期の特別損失は、固定資産減損損失、独禁法違反に係る損失、子会社株式売却損によるものです。

連結剰余金計算書

（単位　百万円）

科目	当第３四半期 （平成17年４月１日から 平成17年12月31日まで）	前第３四半期 （平成16年４月１日から 平成16年12月31日まで）	前連結会計年度 （平成16年４月１日から 平成17年３月31日まで）
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高	31,389	31,388	31,388
Ⅱ　資本剰余金増加高	3,829	1	1
1.　自己株式処分差益	(47)	(1)	(1)
2.　転換社債型新株予約権付社債の新株予約権行使による増加高	(3,782)	(-)	(-)
Ⅲ　資本剰余金四半期末（期末）残高	35,219	31,389	31,389
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高	88,703	80,468	80,468
Ⅱ　利益剰余金増加高	8,427	6,840	11,478
1.　四半期（当期）純利益	(8,427)	(6,840)	(11,478)
Ⅲ　利益剰余金減少高	3,801	3,242	3,243
1.　配当金	(3,606)	(2,885)	(2,885)
2.　役員賞与	(84)	(38)	(38)
3.　連結子会社の会計期間変更による減少高	(-)	(221)	(221)
4.　その他	(111)	(96)	(98)
Ⅳ　利益剰余金四半期末（期末）残高	93,329	84,066	88,703

要約連結貸借対照表

（単位　百万円）

科目	当第３四半期 (平成17年12月31日現在)	前連結会計年度 (平成17年3月31日現在)	比較増減	前第３四半期 (平成16年12月31日現在)
（資産の部）				
Ⅰ 流動資産	895,597	837,004	58,593	847,140
1. 現金及び預金	25,970	44,628	△ 18,658	44,315
2. 受取手形及び売掛金	374,265	402,254	△ 27,989	344,803
3. たな卸資産	419,403	332,333	87,070	386,869
4. その他	79,950	63,801	16,148	76,872
貸倒引当金	△ 3,991	△ 6,013	2,021	△ 5,721
Ⅱ 固定資産	363,555	357,467	6,088	352,486
1. 有形固定資産	241,000	243,166	△ 2,165	244,925
2. 無形固定資産	14,203	14,773	△ 570	14,677
3. 投資その他の資産	112,177	104,185	7,991	97,314
貸倒引当金	△ 3,825	△ 4,657	832	△ 4,430
資産合計	1,259,153	1,194,472	64,681	1,199,627
（負債の部）				
Ⅰ 流動負債	765,733	698,482	67,251	709,321
1. 支払手形及び買掛金	364,323	348,388	15,934	302,077
2. 短期借入金	143,953	126,996	16,956	160,581
3. 前受金	130,957	106,574	24,383	117,879
4. コマーシャルペーパー	12,000	-	12,000	20,000
5. 1年内償還社債	29,118	19,609	9,509	29,609
6. その他	85,381	96,913	△ 11,532	79,172
Ⅱ 固定負債	265,292	289,835	△ 24,542	290,811
1. 社債及び長期借入金	173,258	207,278	△ 34,020	210,391
2. 退職給付引当金	81,814	72,516	9,297	69,790
3. その他	10,218	10,039	179	10,629
負債合計	1,031,026	988,317	42,709	1,000,132
少数株主持分	5,275	4,690	585	4,421
（資本の部）				
Ⅰ 資本金	85,209	81,427	3,782	81,427
Ⅱ 資本剰余金	35,219	31,389	3,829	31,389
Ⅲ 利益剰余金	93,329	88,703	4,625	84,066
Ⅳ その他有価証券評価差額金	22,021	16,910	5,111	14,102
Ⅴ 為替換算調整勘定	△ 12,900	△ 16,842	3,942	△ 15,799
Ⅵ 自己株式	△ 28	△ 122	94	△ 114
資本合計	222,851	201,464	21,386	195,072
負債、少数株主持分及び資本合計	1,259,153	1,194,472	64,681	1,199,627

〈参考〉

事業の種類別セグメント
受注・販売および営業損益の状況(連結)

＜受 注 高＞　　　　(単位　百万円)

事業の種類別セグメント	当第３四半期 (平成17年４月１日から 平成17年12月31日まで)		前第３四半期 (平成16年４月１日から 平成16年12月31日まで)		前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　舶	56,154	6.7	139,659	16.2	155,832	11.9
車　両	119,525	14.3	114,819	13.3	178,368	13.7
航空宇宙	87,816	10.5	77,292	8.9	214,702	16.4
ガスタービン・機械	139,291	16.6	116,808	13.5	162,699	12.4
プラント・環境・鉄構	72,465	8.6	76,599	8.9	126,402	9.7
汎用機	262,003	31.3	243,654	28.3	338,449	25.9
その他	97,595	11.6	90,119	10.4	125,389	9.6
合　計	834,852	100.0	858,953	100.0	1,301,844	100.0

(注) 汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

＜売 上 高＞　　　　(単位　百万円)

事業の種類別セグメント	当第３四半期 (平成17年４月１日から 平成17年12月31日まで)		前第３四半期 (平成16年４月１日から 平成16年12月31日まで)		前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　舶	82,284	9.2	64,255	7.8	87,081	7.0
車　両	115,028	12.9	108,089	13.1	171,730	13.8
航空宇宙	131,065	14.7	122,223	14.9	188,254	15.1
ガスタービン・機械	108,990	12.2	96,856	11.8	141,366	11.3
プラント・環境・鉄構	96,963	10.9	95,465	11.6	191,012	15.3
汎用機	262,003	29.4	243,654	29.7	338,449	27.2
その他	93,213	10.4	89,201	10.8	123,697	9.9
合　計	889,550	100.0	819,747	100.0	1,241,591	100.0

(注) 売上高は外部顧客に対する売上高です。

＜営業損益＞　　　　(単位　百万円)

事業の種類別セグメント	当第３四半期 (平成17年４月１日から 平成17年12月31日まで)	前第３四半期 (平成16年４月１日から 平成16年12月31日まで)	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
	金　額	金　額	金　額
船　舶	△ 140	709	1,031
車　両	3,640	5,922	7,751
航空宇宙	6,582	3,119	6,084
ガスタービン・機械	3,239	234	2,680
プラント・環境・鉄構	△ 6,754	△ 11,813	△ 14,458
汎用機	10,710	9,144	16,701
その他	4,751	3,845	4,952
合　計	22,030	11,161	24,744

(注) 営業損益のセグメント間精算額は「その他」に含めて表示しております。


FASF
MEMBERSHIP

January 31, 2006

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED FINANCIAL RESULTS OF THE THIRD QUARTER (Unaudited)

For nine months ended December 31, 2005 and 2004 and one year ended March 31, 2005

Operating results

	Millions of yen			*Thousands of U.S. dollars*
	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	% **Change**	*Nine months ended Dec. 31, 2005*
Net sales	¥ **889,550**	¥ 819,747	**+9%**	*$ 7,534,090*
Operating income	**22,030**	11,162	**+97%**	*186,584*
Net income	**8,427**	6,840	**+23%**	*71,373*
Net income per share (Yen)	**5.8**	4.7		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of December 31, 2005	¥ **1,259,154**	¥ **222,852**	**18%**
As of March 31, 2005	1,194,473	201,465	17%
As of December 31, 2005	*$ 10,664,470*	*$ 1,887,457*	—

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of December 31, 2005	¥ 150.2	**1,483,578**
As of March 31, 2005	139.7	1,442,359
As of December 31, 2005	*$ 1.27*	—

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2006	¥ 1,300,000	¥ 14,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥118.07=$1, the rate prevailing as of December 31, 2005, solely for the convenience of the readers.

3. Effective April 1, 2005, Kawasaki Heavy Industries, Ltd. and its consolidated subsidiaries adopted the new accounting standards for impairment of fixed assets ("Opinion on Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the guidance on accounting standard for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6" issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the accounting standards and the guidance, income before income tax and minority interests decreased ¥ 3,008 million .

Accumulated impairment losses are deducted from book values of related fixed assets.

Condensed Consolidated Balance Sheets

As of December 31 and March 31, 2005

	Millions of yen		Thousands of U.S. dollars
	As of Dec. 31, 2005	As of Mar. 31, 2005	*As of Dec. 31, 2005*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **25,970**	¥ 44,629	$ 219,954
Receivables, less allowance	**389,034**	413,619	3,294,944
Inventories	**419,403**	332,333	3,552,156
Other current assets	**61,191**	46,424	518,260
Total current assets	**895,598**	837,005	7,585,314
Investments and long-term loans less allowance :	**92,283**	79,569	781,596
Net property, plant and equipment :	**241,001**	243,166	2,041,170
Intangible and other assets :	**30,272**	34,733	256,390
Total assets	¥ **1,259,154**	¥ 1,194,473	$ 10,664,470
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **185,071**	¥ 146,605	$ 1,567,468
Payables	**364,324**	348,389	3,085,661
Advances from customers	**130,958**	106,574	1,109,156
Other current liabilities	**85,381**	96,914	723,139
Total current liabilities	**765,734**	698,482	6,485,424
Long-term liabilities :			
Long-term debt, less current portion	**173,259**	207,279	1,467,426
Others	**92,033**	82,556	779,478
Total long-term liabilities	**265,292**	289,835	2,246,904
Minority interests	**5,276**	4,691	44,685
Shareholders' equity :			
Common stock	**85,210**	81,427	721,691
Capital surplus	**35,220**	31,390	298,298
Retained earnings	**93,329**	88,704	790,455
Net unrealized gains on securities	**22,022**	16,910	186,516
Foreign currency translation adjustments	**(12,900)**	(16,843)	(109,257)
Treasury stock	**(29)**	(123)	(246)
Total shareholders' equity	**222,852**	201,465	1,887,457
Total liabilities and shareholders' equity	¥ **1,259,154**	¥ 1,194,473	$ 10,664,470

Condensed Consolidated Statements of Operations

For nine months ended December 31, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars
	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	**% Change**	*Nine months ended Dec. 31, 2005*
Net sales	¥ **889,550**	¥ 819,747	**+9%**	$ 7,534,090
Cost of sales	**772,183**	715,352		6,540,044
Gross profit	**117,367**	104,395		994,046
Selling, general and administrative expenses	**95,337**	93,233		807,462
Operating income (loss)	**22,030**	11,162	**+97%**	186,584
Other income (expenses) :				
Interest and dividend income	**2,976**	2,605		25,205
Equity in income (losses) of unconsolidated subsidiaries and affiliates	**(146)**	637		(1,237)
Interest expense	**(4,277)**	(4,745)		(36,224)
Other, net	**(7,348)**	3,894		(62,233)
Income (loss) before income taxes and minority interests	**13,235**	13,553	**-2%**	112,095
Income taxes	**(4,295)**	(6,076)		(36,377)
Minority interests in net loss (income) of consolidated subsidiaries	**(513)**	(637)		(4,345)
Net income (loss)	¥ **8,427**	¥ 6,840	**+23%**	$ 71,373

(Consolidated)

Net sales, orders and operating income (loss) by industry segment

For nine months ended December 31, 2005 and 2004

	Millions of yen				%	Thousands of U.S. dollars
	Nine months ended Dec. 31, 2005		Nine months ended Dec. 31, 2004		**% Change**	*Nine months ended Dec. 31, 2005*
Net sales :						
Shipbuilding	**¥ 82,285**	**(9%)**	¥ 64,256	(8%)	**+28%**	$ 696,917
Rolling Stock, Construction Machinery & Crushing Plant	**115,029**	**(13%)**	108,090	(13%)	**+6%**	974,244
Aerospace	**131,065**	**(15%)**	122,224	(15%)	**+7%**	1,110,062
Gas Turbines & Machinery	**108,991**	**(12%)**	96,856	(12%)	**+13%**	923,105
Plant & Infrastructure Engineering	**96,963**	**(11%)**	95,465	(12%)	**+2%**	821,233
Consumer products & Machinery	**262,004**	**(30%)**	243,655	(30%)	**+8%**	2,219,057
Other	**93,213**	**(10%)**	89,201	(10%)	**4%**	789,472
Total	**¥ 889,550**	**(100%)**	¥ 819,747	(100%)	**+9%**	$ 7,534,090

	Millions of yen				%	Thousands of U.S. dollars
	Nine months ended Dec. 31, 2005		Nine months ended Dec. 31, 2004		**% Change**	*Nine months ended Dec. 31, 2005*
Orders :						
Shipbuilding	**¥ 56,154**	**(7%)**	¥ 139,660	(16%)	**-60%**	$ 475,599
Rolling Stock, Construction Machinery & Crushing Plant	**119,526**	**(14%)**	114,819	(13%)	**+4%**	1,012,332
Aerospace	**87,816**	**(11%)**	77,293	(9%)	**+14%**	743,762
Gas Turbines & Machinery	**139,291**	**(16%)**	116,808	(14%)	**+19%**	1,179,732
Plant & Infrastructure Engineering	**72,466**	**(9%)**	76,600	(9%)	**-5%**	613,755
Consumer products & Machinery	**262,004**	**(31%)**	243,655	(28%)	**+8%**	2,219,056
Other	**97,595**	**(12%)**	90,118	(11%)	**+8%**	826,586
Total	**¥ 834,852**	**(100%)**	¥ 858,953	(100%)	**-3%**	$ 7,070,822

	Millions of yen		Thousands of U.S. dollars
	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	*Nine months ended Dec. 31, 2005*
Operating income (loss) :			
Shipbuilding	**¥ (140)**	¥ 709	$ (1,186)
Rolling Stock, Construction Machinery & Crushing Plant	**3,640**	5,923	30,829
Aerospace	**6,583**	3,120	55,755
Gas Turbines & Machinery	**3,240**	234	27,442
Plant & Infrastructure Engineering	**(6,755)**	(11,814)	(57,212)
Consumer products & Machinery	**10,710**	9,144	90,709
Other	**4,752**	3,846	40,247
Total	**¥ 22,030**	¥ 11,162	$ 186,584

Kawasaki

2006年2月23日

代表取締役の異動および取締役の異動について

川崎重工は、2006年2月23日開催の取締役会において、下記のとおり代表取締役の異動および取締役の異動を内定いたしましたのでお知らせします。
なお、正式決定は、本年6月下旬開催予定の定時株主総会後の取締役会において行う予定です。

□異動の内容

1．代表取締役の異動（4月1日付）
・取締役　森田　進一（もりた　しんいち）　［現　代表取締役常務］

2．代表取締役の異動（6月下旬実施予定）
※［　］内は2006年4月1日現在の役位または役職名
・取締役会長　田﨑　雅元（たざき　まさもと）　［現　代表取締役会長］

3．新任代表取締役候補者（6月下旬実施予定）
※［　］内は2006年4月1日現在の役位または役職名
・代表取締役常務　丹波　晨一（たんば　しんいち）　［執行役員 汎用機カンパニープレジデント］

4．退任予定取締役（6月下旬実施予定）
・取締役　森田　進一（もりた　しんいち）　顧問就任予定

Kawasaki

Directors to Change

Tokyo, February 23, 2006 – Based on decisions made at the Board Meeting held today, Kawasaki Heavy Industries, Ltd. announced management changes that will become effective April 1, 2006. On that date, Executive Officer Shinichi Tamba will succeed Senior Vice President Shinichi Morita as President of the Consumer Products & Machinery Company.

Tamba will be nominated as a Director at the Kawasaki shareholders' General Meeting in late June 2006. Subject to approval at the meeting, Tamba will then be appointed Senior Vice President.

Morita will become a Director effective April 1, and in late June will resign that position to become an Advisor.


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